UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
HALEON PLC
(Name of Issuer)
Ordinary Shares, nominal value £1.25 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)
405552100**
(CUSIP Number)
Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323
Copy to:
Jacob A. Kling, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 31, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**    This CUSIP applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

CUSIP NO. 405552100

1		NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer” or the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,955,063,626 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,955,063,626 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,063,626 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%(1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    Includes (1) 295,506,362 restricted American Depositary Shares held by Pfizer, representing 591,012,724 Ordinary Shares, nominal value £1.25 per share (“Ordinary Shares”), of Haleon plc (the “Issuer”), and (2) 2,364,050,902 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. See Item 5.
(2)    Based upon 9,234,573,831 Ordinary Shares outstanding as of September 15, 2022, as reported by the Issuer on its prospectus filed with the Securities and Exchange Commission on October 11, 2022 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

CUSIP NO. 405552100
Explanatory Note

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission by Pfizer Inc. (the “Reporting Person”) on July 27, 2022 (the “Schedule 13D”). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein. Except as set forth herein, the Schedule 13D is unmodified. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplemented and the third paragraph of Item 4 of the Schedule 13D is hereby superseded by the second paragraph below as follows:
On January 31, 2023, the Issuer announced that John Young had submitted his resignation (the “Resignation”) from the Issuer’s board of directors (the “Board”). In connection with the Resignation, the Reporting Person submitted the nomination of David M. Denton, Chief Financial Officer and Executive Vice President of the Reporting Person, to fill the vacancy on the Board created by the Resignation. Pursuant to the terms of the Relationship Agreement, for so long as the Reporting Person, together with its affiliates, continues to hold, in aggregate, at least 20% of the Ordinary Shares in issue from time to time, the Reporting Person will have the right to nominate two persons to be appointed to the Board as representative directors. The Resignation will be effective as of February 28, 2023 and the appointment of Mr. Denton to the Board will be effective as of March 1, 2023.
Bryan Supran, Senior Vice President and Deputy General Counsel of Pfizer, continues to serve as a director on the Board. Consistent with its investment intent, the Reporting Person may, including through Mr. Supran or Mr. Denton, engage in communications with, without limitation, one or more other members of the Board, one or more officers of the Issuer, one or more shareholders of the Issuer, or other third parties, regarding the Issuer, including but not limited to its operations, governance, business, strategy or control, or plans or proposals which relate to or could result any of the matters listed in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

CUSIP NO. 405552100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2023
PFIZER INC.
By:    /s/ Susan Grant
Name:  Susan Grant
Title:    Assistant Secretary